CALEDONIA MINING CORPORATION

SUITE 1201

P O BOX 834

67 YONGE STREET, TORONTO,

SAXONWOLD 2132

ONTARIO, CANADA  M5E IJ8

SOUTH AFRICA

TEL 1 416 369 9835

TEL. 27 11 447 2499

FAX 1 416 369 0449

FAX. 27 11 447 2554

September 27, 2010

Securities and Exchange Commission

Washington D.C.

20549

Attention: Mr. K. Hiller

Re: Caledonia Mining Corporation Form 20-F Annual Report Amendment No. 1 -

File No. 000-13345

Dear Mr. Hiller

This is in response to your letter dated August 24, 2010.  The reference numbers used below in this letter conform to the clause numbering used in your letter.  We have amended our 2009 20-F Annual Report and we are filing a copy of it with you simultaneously - together with a blacklined copy showing the revisions we have done.  In the “Amendment No. 1” - dated September 27, 2010:

2.

We have prepared a number of tables on our three material properties which are included as Exhibit #14g to give all the necessary data pertaining to the material properties.

3.

As we can find no reference to 2007 reserves under the property Geology section we assume you were referring to Exhibit 14e which deals with Blanket’s technical report issued by Mr. D Grant in June 2006. The original 2009 Form 20-F contained a table dated December 2007 which was updated in error. As we are not permitted to change the content of Mr. Grant’s report, although Exhibit 14e is a summary of the report, we have amended the table to match the table in the full report as published on our website. We have also inserted a summary, including the relevant tables, of Mr. Grant’s technical report on Nama anomalies A and C dated May 1, 2007, and in addition we have inserted a new Exhibit 14f which relates to the resources statement in the Rooipoort Technical report.

4.

As we do not have an updated independent verification of reserve and resource figures for Blanket Mine we have decided not to disclose an updated table or reconciliation of internally generated reserves and resources. We will only be in a position to publish a new technical report on reserves and resources once the current drilling program is complete and has been verified independently.

5.

To comply with your request specific reporting processes are being introduced and we will publish this newly captured data in Caledonia’s 2010 Form 20-F.

6.

With reference to the Konkola East disclosure we believe we have complied with all four points as detailed in your letter. We do agree that we have not commented on the relevance of the data and have added the following statement; “this information is provided for the benefit of all shareholders as some of this information may already be in the public domain but we cannot comment on its reliability.”

7.

We have inserted the Cautionary Note to U.S. Investors into Exhibit #14d as requested and separated the data for indicated and referred resources into two separate tables.

8.

We have inserted appropriate wording in the text and have included an additional summary report for Anomaly C in Exhibit 14d.

We have updated our website to include the requested Cautionary Note to U.S. Investors in three places. We will also ensure that the relevant Cautionary Note to U.S. Investors wording is included in future press releases as and when required.

We trust you will find that our new 20-F Annual Report Amendment No. 1 satisfies all of your requirements.

Yours sincerely

CALEDONIA MINING CORPORATION

“S.R. Curtis”

S R Curtis

VP Finance and Chief Financial Officer